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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10029713

SEC FILE NUMBER
8-67391

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frank Crystal Capital, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

SEC Mail Processing Section

MAR 01 2010

Washington, DC 110

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 18th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dante P. Bartoletti, FINOP — (818) 386-6900 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan H. Finesilver Crystal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Frank Crystal Capital, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman of the Board

Title

Notary Public

ERICA G. HINTZE
Notary Public, State of New York
No. 01HI6079438
Qualified in Queens County
Commission Expires August 26, ~~2006~~ 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule15c3-1 and the Computation for Determination of the Reserve Requirements Under ExhibitA of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

FRANK CRYSTAL CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Frank Crystal Capital, Inc.

We have audited the accompanying statement of financial condition of Frank Crystal Capital, Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 22, 2010

FRANK CRYSTAL CAPITAL, INC.

Statement of Financial Condition
December 31, 2009

ASSETS	
Cash	**$ 162,147**
Prepaid expenses	**3,596**
	$ 165,743
LIABILITIES AND STOCKHOLDER'S EQUITY	
Due to parent	**$ 77,900**
Accrued expenses	**3,000**
	80,900
Stockholder's equity:	
Common stock - no par value; 1,500 shares authorized, no shares issued and outstanding	
Additional paid-in capital	**102,763**
Retained deficit	**(17,920)**
Total stockholder's equity	**84,843**
	$ 165,743

See notes to statement of financial condition

FRANK CRYSTAL CAPITAL, INC.

Notes to Financial Statements
December 31, 2009

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Frank Crystal Capital, Inc. (the "Company"), a direct wholly-owned subsidiary of Frank Crystal & Co., Inc. ("Frank Crystal") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is an introducing broker that shares in the commissions earned by another introducing broker, through which its customers' trades are processed. Such other introducing broker clears all transactions through a clearing organization on a fully disclosed basis. The Company is primarily engaged in the sale of variable insurance products, retirement plans and mutual funds and also conducts private placement business.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Revenue recognition:

Brokerage commissions earned from securities transactions are recorded as revenue on a trade-date basis.

[2] Income taxes:

The Company is considered as a Qualified Subchapter S Subsidiary ("QSUB") for federal and NYS purposes. All of the Company's income and expenses are included in the federal and New York State S Corporation return of Frank Crystal. The Company files as part of a combined return for New York City purposes as a subsidiary of Frank Crystal since New York City does not recognized QSUB status. New York City income taxes are calculated as if the Company filed on a separate return basis.

On January 1, 2009, the Company adopted the accounting principles that set forth the financial statement recognition, measurement and disclosure requirements of tax positions taken or expected to be taken on a tax return. The adoption resulted in no unrecognized tax benefits, which is the same at December 31, 2009. Tax years for 2006 and thereafter are subject to examination by the appropriate taxing authorities.

[3] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2009, the Company had net capital, as defined, of $81,247, which was $75,854 in excess of its required minimum net capital.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)(2)(ii).

FRANK CRYSTAL CAPITAL, INC.

Notes to Financial Statements
December 31, 2009

NOTE D - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Frank Crystal whereby the Company is charged for its respective share of expenses, including, but not limited to, office space, equipment, and insurance expenses. The agreement shall remain in effect until terminated by each of the parties upon 60-day written notice.

NOTE E - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date through February 22, 2010, the date that these financial statements were available to be issued and determined that there are no events to disclose.